SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated March 01, 2021 announcing that Ferroglobe Appoints David Girardeau as Vice President of People & Culture

Ferroglobe Appoints David Girardeau as Vice President of People & Culture

LONDON, March 1, 2021 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe” or the “Company”), a leading producer of silicon metal, silicon-based alloys and manganese-based specialty alloys, is pleased to announce that it has appointed David Girardeau as Vice President of People and Culture, effective immediately.

Mr. Girardeau is a seasoned human resources leader bringing over 25 years of international experience in transforming organizations and developing people across continents. His expertise includes integration of different companies with the aim of unifying the corporate culture, shaping the organization to drive and support transformation, building new workforce capabilities and development of strategies focusing on employee development.

Most recently Mr. Girardeau worked as a senior advisor working with leadership teams to support the human resources agenda for disruptive innovations.  Prior to this, he served as Vice President, Human Resources at BIC, a global consumer packaged goods company. Prior to BIC, David held a number of senior roles in the United States, Europe, and Asia, including Human Resources Director at Schlumberger, a global oilfield services company, where his efforts were centered on transformational change and talent management for global operations and North America.

Ferroglobe’s Chief Executive Officer Marco Levi commented, “We welcome David to our senior management team, particularly at this pivotal time.  The specific role is critical for our organization given the transformation and turnaround we are executing.  With a workforce that spans the globe, there is a need to unify our employee base under a new corporate identity and develop a single culture that blends operational excellence, strategic thinking and financial acumen.”  Dr. Levi continued, “Ferroglobe stands to benefit immensely by leveraging David’s expertise and global experience.  On behalf of the Board and the rest of the management team, I wish David best of luck in his new role.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward – Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)